UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	License Agreement, effective December 7, 2020, by and between Aeterna Zentaris GmbH and Consilient Health Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: December 7, 2020	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer